Orla Provides Exploration and Permitting Update
at South Railroad Project within the "South Carlin Complex" in Nevada
37.6 m @ 1.15 g/t Au (Ox) and 44.7 m @ 0.77 g/t Au (Ox)
45.7 m at 0.67 g/t Au (Ox), incl. 12.2 m at 1.24 g/t Au (Ox)
13.7 m at 1.82 g/t Au (Ox)

Vancouver, BC – October 31, 2024 - **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to provide an update on its exploration at the South Railroad Project ("South Railroad" or the "Project").

Highlights:

- Significant gold intercepts indicate strong potential to expand oxide gold mineralization beyond the projected open pit boundaries and extend the projected mine life at the Pinion and Dark Star deposits. Higher grade sulphide gold mineralization is also being encountered.

- The ongoing drilling program focuses on defining new oxide mineralization, expanding the resource base by targeting open zones along key structures, and testing multiple targets across the property, including selective sulphide target testing.

- Orla has now integrated the recently acquired Pony Creek property and the larger, enhanced land package will now be referred to as the "**South Carlin Complex**". This area includes the South Railroad Project which hosts multiple mineralized zones and exploration targets along a 30- kilometre strike length on the Carlin Trend covering approximately 25,000 hectares.

- Significant permitting progress at the South Railroad Project has been made at the federal and state levels to advance the posting of the Notice of Intent ("NOI") in early 2025.

"Follow-up drilling at the South Railroad project continues to highlight the potential for mineralization extensions along key mineralized structures beyond the projected open pits. Drilling remains ongoing at these high-priority, development-stage targets, as well as across other prospective areas across the broader land package, creating exposure to potential new discoveries in our South Carlin Complex."

- Sylvain Guerard, Orla's Senior Vice President, Exploration



Figure 1: South Carlin Complex

Dark Star Deposit – *Extending oxide gold mineralization 75m down dip and 85m along strike*

Recent follow-up drilling has extended oxide gold mineralization 75 metres down dip and 85 metres along strike beyond 2023 results (Figure 3). These recent results are highly encouraging, suggesting the potential to grow the Dark Star resource beyond the currently projected open pits. In addition to recent oxide mineralization, significant sulphide mineralization has also been intercepted suggesting the mineralized system remains open at depth. Drilling results in the "Saddle" area between the Dark Star Main and North deposits, suggests potential for additional gold mineralization in this area. Follow-up drilling has been completed and assays are pending.

Dark Star Extension Drilling Results (Drillhole and Assay Results)	
DS24-01	0.67 g/t Au over 45.7 m (Ox)
incl.	1.24 g/t Au over 12.2 m (Ox)
DS24-03	0.77 g/t Au over 19.8 m (Ox)
and	3.65 g/t Au over 16.8 m (Sx)
and	1.82 g/t Au over 13.7 m (Ox)
incl.	2.54 g/t Au over 9.1 m (Ox)
DS24-04	0.38 g/t Au over 16.8 m (Ox)
DS24-05	0.28 g/t Au over 12.2 m (Ox)

Ox: Oxide, Au by fire assay / Au cyanide leach ≥ 40%.
Sx: Sulphide, Au by fire assay / Au cyanide leach < 40%



Figure 2: Dark Star Long Section – *extending mineralization at depth*



Figure 3: Dark Star Cross Section – *extending mineralization at depth along strike*

Pinion Deposit – *Expanding oxide gold mineralization 150m along strike*

Recent drilling at the Pinion deposit followed-up on positive results from 2023 targeting the southeast extension of gold mineralization (see news release dated March 7, 2024). The new assay results from the 2024 drilling program targeted an area 150-200 metres southeast of the projected open pit, confirmed continuity and enhanced grade between historical drill holes. These new intercepts returned wider intervals of gold mineralization than nearby historical drill holes. Historical and recent drilling suggests gold mineralization remains open outside the projected open pit at Pinion, extending 500 metres to the southeast.

Pinion SE Drilling Results (Drillhole and Assay Results)	
PC24-01*	1.15 g/t Au over 37.6 m (Ox)
incl.	2.10 g/t Au over 9.6 m
and	0.77 g/t Au over 44.7 m (Ox)
incl.	2.17 g/t Au over 7.9 m
PR24-01	0.51 g/t Au over 53.3 m (Ox)
incl.	1.25 g/t Au over 4.6 m (Ox)
PR24-02	0.32 g/t Au over 16.8 m (Ox)
and	0.31 g/t Au over 39.6 m (Ox)

Ox: Oxide, Au by fire assay / Au cyanide leach ≥ 40.
Sx: Sulphide, Au by fire assay / Au cyanide leach < 40%
*A null grade value was allocated to unsampled intervals resulting from poor or no recovery within the mineralization zone and adjacent to mineralized intervals.



PINION
LONGITUDINAL VERTICAL SECTION - LOOKING NE
Au GXM
> 50
30 - 50
10 - 30
5 - 10
Drillholes
Completed
Assays Pending
Intercepts
Reported in this news release
Historical Results
PR24-02
16.8m @ 0.32g/t Au (Ox)
39.6m @ 0.31g/t Au (Ox)
PR23-01
71.6m @ 0.78g/t Au (Ox)
PIN14-38
53.3m @ 1.08g/t Au (Ox)
2200m
2000m
1800m
1600m
FS $1750
Pit Shell
PC24-01
37.6m @ 1.15g/t Au (Ox)
44.7m @ 0.77g/t Au (Ox)
SB-169-99
52.4m @ 0.90g/t Au (NoCN)
PC23-01
112.7m @ 0.72g/t Au (Ox)
10.7m @ 1.05g/t Au (Sx)
8.2m @ 2.33g/t Au (Ox)
PIN15-21
51.8m @ 0.82g/t Au (Ox)
PR21-07
27.4m @ 1.26g/t Au (Ox)
PR24-01
53.3m @ 0.51g/t Au (Ox)
500m
Composites cut off grade OX/TR (>40% CN) = 0.17g/t Au, SX (<40% CN) = 0.5g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m

Figure 4: Pinion Long Section – *additional mineralization outside pit limits*



Figure 5: Pinion Cross Section – *additional mineralization outside pit limits*

2024 Exploration Drill Program

The 2024 exploration program at South Carlin Complex plans for approximately 20,000 metres of drilling, with around half of this drilling focusing on expanding mineralization at the South Railroad Project's Dark Star and Pinion deposits and testing extensions to grow satellite deposit resources. The remaining drill metres will target additional exploration prospects across the South Carlin Complex. As of September 30th, approximately 13,000 metres of the planned drilling had been completed. Drilling activities are expected to continue through the end of the season, with further drilling planned at Dark Star and other satellite deposits in the southern part of the property. Year to date exploration spending at the South Carlin Complex total $10.3 million as part of the $14.0 million guidance. Orla is currently operating 10 exploration drill rigs across its portfolio, with the aim to expand resources and make new discoveries.


South Carlin Complex
Mineralized Trends
N
Rain Mine
Emigrant Mine
Pod
North Bullion
Pinion
Near-Open Pit Extension Drilling
PC24-01 37.6m @ 1.15 g/t Au (Ox)
incl. 9.6m @ 2.10 g/t Au
44.7m @ 0.77 g/t Au (Ox)
incl. 7.9m @ 2.17 g/t Au
PR24-01 53.3m @ 0.51 g/t Au (Ox)
incl. 4.6m @ 1.25 g/t Au
PR24-02 16.8m @ 0.32 g/t Au (Ox)
39.6m @ 0.31 g/t Au (Ox)
Dark Star
Infill and Near-Open Pit Extension Drilling
DS24-01 45.7m @ 0.67 g/t Au (Ox)
incl. 12.2m @ 1.24 g/t Au
DS24-02 24.4m @ 1.40 g/t Au (Sx)
incl. 7.6m @ 2.40 g/t Au
DS24-03 19.8m @ 0.77 g/t Au (Ox)
incl. 7.6m @ 1.57 g/t Au
21.3m @ 0.86 g/t Au (Sx)
16.8m @ 3.65 g/t Au (Sx)
13.7m @ 1.82 g/t Au (Ox)
incl. 9.1m @ 2.54 g/t Au
DS24-04 24.4m @ 0.22g/t Au (Ox)
16.8m @ 0.38g/t Au (Ox)
Bright Star
(Not owned by Orla)
Jasperoid Wash
Appaloosa
Bowl
Stallion
10 Km

Figure 6: South Carlin Complex Drill Hole Locations – *expansion of gold mineralization*

South Railroad Project Permitting Update

The South Railroad Project, situated on federal land, is currently advancing under the guidance of the US Bureau of Land Management (BLM) in accordance with the National Environmental Policy Act (NEPA) for permitting. Orla is finalizing 20 Supplemental Environmental Reports (SERs) required by the BLM prior to issuing a Notice of Intent (NOI). To date, 15 reports have been reviewed by the BLM and cooperating agencies, and Orla's consultants are completing the final five with feedback incorporated. The Company aims to finalize all SERs by the end of 2024.

The NOI is expected to be published in early 2025, with the Company targeting a Record of Decision (final permitting decision) by mid-2026. Following this approval, construction on the South Railroad Project would commence, with first gold production anticipated in 2027.

At the state level, the Company has received Class I and II Air Operating Permits. Applications have been prepared for the Water Pollution Control Permit and the National Pollutant Discharge Elimination System (NPDES) discharge permit, which will be submitted after the NOI in 2025.

The Engineering, Procurement, and Construction Management (EPCM) contract is set to be awarded later this year. Basic and detailed engineering will proceed in 2025 and 2026 to align with construction following the Record of Decision. Long-lead equipment will be identified, with purchase orders potentially beginning in 2025.

Qualified Persons Statement

The scientific and technical information in this news release with respect to the 2024 drilling programs has been reviewed and approved by Mr. Sylvain Guerard, P Geo., SVP Exploration of the Company, and with respect to permitting matters has been reviewed and approved by Mr. Andrew Cormier, Chief Operating Officer of the Company, each of whom is a Qualified Person as defined under the definitions of National Instrument 43-101 ("NI 43-101").

To verify the information related to the 2024 drilling programs at the South Railroad property, Mr. Guerard has visited the property in the past year; discussed logging, sampling, and sample shipping processes with responsible site staff; discussed and reviewed assay and QA/QC results with responsible personnel; and reviewed supporting documentation, including drill hole location and orientation and significant assay interval calculations.

Quality Assurance / Quality Control –2024 Drill Program

Gold results from 2024 drillholes at the South Railroad Project were obtained by fire assay fusion and absorption emission finish (FA430) at Bureau Veritas Mineral Laboratories in Sparks, Nevada, USA. Over limit gold assays were determined using fire assay fusion with gravimetric finish (FA530). Gold cyanide extraction was determined using a 1-hour cyanide leach (CN403) conducted in either Sparks, Nevada, or Hermosillo, Mexico. All other elements were determined by 4-acid dissolution with ICP-OES+MS method (MA200).

Quality Assurance/Quality Control and interpretation of results were performed by qualified persons employing a Quality Assurance/Quality Control program consistent with NI 43-101 and industry best practices. Certified reference material (standards), blank, or rig duplicate were inserted approximately every tenth sample for Quality Assurance/Quality Control purposes by the Company. Bureau Veritas Mineral Laboratories is independent of Orla. There are no known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the drilling data at the South Railroad Project.

For additional information on the Company's previously reported drill results, see the Company's press releases dated February 8, 2023 (*Orla Mining Drills Significant Gold Intersections at Multiple Oxide Targets upon Reactivation of Exploration at South Railroad Project, Nevada*) and March 7, 2024 (*Orla Mining Drills Oxide Mineralization Outside Projected Open Pits at South Railroad Project in Nevada*). For additional information on South Railroad, see the technical report entitled "*South Railroad Project, Form 43-101F1 Technical Report Feasibility Study, Elko County, Nevada*" dated March 23, 2022, which is available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.



About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has two material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico and (2) South Railroad, located in Nevada, United States. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 139,000 hectares which contains a large oxide and sulphide mineral resource. Orla is also developing the South Railroad Project, a feasibility-stage, open pit, heap leach gold project. The project is located on the Company's 25,000-hectare South Carlin Complex, in Nevada, which contains several mineral resources and exploration targets. Orla also owns 100% of Cerro Quema located in Panama which includes a pre-feasibility-stage, open-pit, heap leach gold project and a copper-gold sulphide resource. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the potential mineralization at South Railroad based on the 2024 drill program, including potential resource expansion, mine life extension and the Company's ability to make new discoveries; the Company's remaining 2024 drill program at the South Carlin Complex, including planned drilling and expenditures; and permitting of South Railroad, including timing of publishing of the NOI, the Record of Decision, construction and gold production. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company's dependence on the Camino Rojo oxide mine; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; risks related to the Cerro Quema Project; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; risks related to the Company's indebtedness; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and

Appendix:

Full Drill Tables here.